SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                  RYANAIR WELCOMES SECOND RUNWAY FOR STANSTED
                           - GOOD NEWS FOR CONSUMERS

Ryanair, Europe's No.1 low fares airline, today (Monday, 15th December 2003) said that a second runway at London Stansted would be good news for consumers, allowing Stansted, capacity to double from 20 million to 40 million passengers per annum.

Ryanair's Head of Communications, Paul Fitzsimmons said:

 1. A second runway for Stansted is good news for consumers. By allowing for growth where the low fares airlines are, means millions more ordinary people can benefit from low fares air travel.

 2. A second runway allows Stansted's traffic to double from 20 million to 40 million passengers. Charges should be halved notincreased when traffic numbers double.

 3. Only a monopoly like BAA would propose a budget of GBP4 billion, instead of GBP120 million required to build a runway.
 BAA's gold plating must be stopped by breaking up the London airport monopoly.

 4. The issue of cross funding will end with the break up of the BAA airport monopoly. (Consumers at Gatwick and Stansted have been funding Terminal 5 at Heathrow for 5 years with no benefit for passengers using either Stansted or Gatwick.)

 "It is wrong that BAA would be proposing to charge its customers, the travelling public, upfront for facilities they will not be able to use for several years. It is like asking customers to pay in advance for a hotel that hasn't been built yet. The quicker the BAA monopoly is broken up the better - only competition lowers prices and improves services for consumers- monopolies don't".

Ends.                         Monday, 15th December 2003

For further information:
Paul Fitzsimmons - Ryanair    Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  15 December, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director